Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in this Registration Statement and the incorporation by reference in Form 10-K/A of Grubb & Ellis Company for the years ended December 31, 2009 and 2008 of our report dated November 19, 2009 relating to the statement of financial condition of Grubb & Ellis Securities, Inc. (f.k.a. NNN Capital Corp.) as of December 31, 2008, and the related statements of operations, changes in stockholder’s equity, and cash flows for the years ended December 31, 2008 and 2007 in this Registration Statement (Form S-3 dated June 25, 2010) and related Prospectus to Grubb & Ellis Company for the registration of up to $30,000,000 principal amount of its 7.95% convertible senior notes due 2015 and 13,367,490 shares of its common stock.
/s/ PKF
PKF
Certified Public Accountants
A Professional Corporation
San Diego, California
June 23, 2010